October 4, 2019	Fatima Sulaiman
Fatima.Sulaiman@klgates.com

T +1 202 778 9082
VIA EDGAR AND E-MAIL	F +1 202 778 9100

Ms. Elena Stojic

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Responses to Securities and Exchange Commission Staff Comments on Post-Effective Amendment No. 44 to the Registration Statement on Form N-1A of Arbitrage Funds (File Nos. 333-30470; 811-09815)

Dear Ms. Stojic,

On behalf of Arbitrage Funds (the “Trust”), set forth below are additional comments that you provided orally on September 30, 2019, concerning Post-Effective Amendment No. 44 to the Trust’s Registration Statement on Form N-1A (the “Post-Effective Amendment”).  The Post-Effective Amendment was filed with the U.S. Securities and Exchange Commission on August 1, 2019, pursuant to the Securities Act of 1933 and Rule 485(a) of Regulation C thereunder, and pursuant to the Investment Company Act of 1940 (the “1940 Act”) and the regulations thereunder.  The Trust subsequently filed Post-Effective Amendment No. 45 to its registration statement on September 27, 2019, pursuant to Rule 485(b) of Regulation C, to respond to your prior comments provided on September 12, 2019 and to make other nonmaterial changes and updates.  Your additional comments are set forth in italics and are followed by the Trust’s responses.  As discussed with the staff, the Registrant will consider these comments in its next filing in the regular course.  Unless otherwise noted, defined terms have the same meanings as in the Post-Effective Amendment.

General Comments (applicable to more than one Fund)

1.              Comment:   It is the staff’s position that the Fund is responsible for ensuring its compliance with its own policies not to concentrate.  If market factors would cause the Fund to be concentrated as a result of its strategy, then the Fund would need to change its concentration policy by shareholder vote or otherwise adjust its portfolio using its temporary defensive strategy.

Response:   The Arbitrage Fund, the Water Island Diversified Event-Driven Fund and the Water Island Long/Short Fund do not have a policy not to concentrate.  Rather, each such Fund’s prospectus and statement of additional information clearly indicates under what conditions the Fund may concentrate its investments in an industry (i.e., if a large percentage (namely, at least 50%) of mergers, corporate events or other investment opportunities, as specified in the Fund’s principal investment strategies, taking place within the U.S. are within

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Elena Stojic
October 4, 2019

one industry over a given period of time).  Each Fund also discloses concentration risk as a principal risk of investing in the Fund in its summary and statutory prospectus.  Pursuant to Section 8(b)(1) of the 1940 Act, a fund may reserve the freedom to concentrate investments in a particular industry or group of industries, as long as the fund includes a statement in its registration statement indicating the extent to which the fund may concentrate its investments. See Investment Company Act Release No. 7221, 37 Fed. Reg. 12,790 (June 9, 1972), and also see Investment Company Act Release No. 9011, 40 Fed. Reg. 54,241 (Oct. 30, 1975). The Funds’ policy sets objective limits on the freedom of the Funds to concentrate assets in any particular industry. Because the referenced Funds’ statement of investment policy clearly indicates under what specific conditions the Funds may concentrate their investments, the Registrant submits that no change to the disclosure is necessary.

2.              Comment:  The tables and additional disclosure in the section “Additional Important Information Regarding Fund Expenses and Dividends on Short Positions” should be removed.  Short selling is a principal strategy of the Funds, and from the staff’s perspective, the additional disclosure conflicts with the information provided in response to Item 3 of Form N-1A.

Response:   As noted in the Registrant’s prior response to the staff, information that is not otherwise required by Form N-1A is permitted to be included as part of a fund’s Item 9 disclosure.  General Instruction C.3(b) to Form N-1A provides that “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.  For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”  The information presented in each table in the referenced section of the prospectus is additional information regarding the effects of the expenses from short sales on each Fund’s total expense ratio, and the Registrant submits that it does not obscure or impede understanding of the information that is required to be included.

3.              Comment:   The Funds should confirm that all non-principal risks are identified as such in the Item 9 disclosure in the prospectus.  Please ensure that the narrative disclosure of each Fund’s risks included in the Item 9 disclosure is consistent with the risks applicable to each Fund.

Response:   The Registrant has identified each Fund’s principal risks in a table as part of the Item 9 disclosure in the prospectus.  The risk disclosure in Item 9 addresses each of the risks identified in the table.  The Registrant submits that this disclosure comports with Form N-1A’s requirements.  The Registrant will consider the staff’s comments in updating the disclosure in its next post-effective amendment filed in the regular course.

4.              Comment:   The Registrant’s response to Comment 9 in the prior correspondence dated September 24, 2019 is helpful in responding to the staff’s comment that the referenced prospectus disclosure implies that the Fund may do something other than its principal and

Elena Stojic
October 4, 2019

non-principal strategies.  Consider including some of the narrative from the response to Comment 9 in the prospectus disclosure.

Response:   As noted in the prior response, the Registrant submits that the current disclosure accurately describes each referenced Fund’s implementation of its investment program and principal investment strategies. The Registrant will consider the staff’s comments in updating the disclosure in its next post-effective amendment filed in the regular course.

5.              Comment:   If a Fund with a contractual expense limitation arrangement is currently operating below its expense cap, consider disclosing in the prospectus as part of the description of the expense limitation arrangement that the Fund is not currently using the cap and that this may change in the future.

Response:  The Registrant submits that the current disclosure complies with the requirements of Form N-1A.  The Registrant will consider the staff’s comments in updating the disclosure in its next post-effective amendment filed in the regular course.

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If you have any questions or comments regarding the foregoing, please contact me at (202) 778-9082.

Sincerely,

/s/Fatima Sulaiman
Fatima Sulaiman

cc:                                Ludmila Chwazik

Water Island Capital, LLC

Brian Link

State Street Bank and Trust Company